Exhibit 4.83

Twelve Seas Sponsors I LLC 135 E. 57th Street, 8th Floor New York, NY 10022

December 17, 2019

Brooge Holdings Limited

Re:	Waiver of Earn-Out Provisions

Ladies and Gentlemen:

This letter is to inform you that Twelve Seas Sponsors I LLC (the “Sponsor”), the sponsor of Twelve Seas Investment Company (“Twelve Seas”), is entering into an agreement with Magnetar Financial LLC (the “Investor”), pursuant to which, among other things, (i) the Investor will purchase 2,000,000 publicly-traded ordinary shares of Twelve Seas (the “Purchased Shares”) at $10.32 per share for an aggregate purchase price of $20,640,000 in a private transaction, (ii) the Investor shall undertake and take actions necessary so that the Purchased Shares will not be redeemed, (iii) the Sponsor will guarantee a rate of return (the “Guaranteed Return”) to the Investor on the Purchased Shares at 15% (compounded annually) having any dividends received by Investor to count towards the Guaranteed Return, and will use all of the Founder Shares and Private Placement Units (the “Collateral Securities”) as collateral for such guarantee, and (iv) the Investor agrees to not sell the Purchase Shares at prices less than $10.32 for the first 12 months, except if sold in an underwritten offering consummated by Brooge Holdings Limited within the first year and the underwriters allowed their shares to be sold in that offering.

We hereby confirm that Brooge Holdings Limited, its directors, officers, and advisors and/or any of its affiliates, subsidiaries, related parties are not held liable to the abovementioned arrangement and are held harmless of any damages, losses or claims which might arise from the execution of such arrangement with the Investor and that the same would be subject to closing our planned business combination pursuant to our Business Combination Agreement.

As you are aware, three-eighths (3/8) of the founder shares (the “Earn-Out Shares”) are currently subject to forfeiture if certain financial or stock price performances are not satisfied within 5 years (the “Benchmarks”). The Investor has asked us to get your agreement that if the Collateral Securities (other than the Earn-Out Shares) are not sufficient to cover the Guaranteed Return (the “Shortage”), then you will waive, with respect to the portion of the Earn-Out Shares necessary to satisfy the Guaranteed Return, the requirement to meet the Benchmarks and release such Earn-Out Shares, subject to the Investor providing you with all supporting documents and calculations proving the Shortage. Any such waiver and release of Earn-Out Shares shall be in proportion with the amount needed to cover the Shortage.

[Signature page follows]

Twelve Seas Sponsors I LLC 135 E. 57th Street, 8th Floor New York, NY 10022

Please execute a copy of this letter to signify your agreement with the foregoing.

Sincerely,

TWELVE SEAS SPSORS I LLC

By:	/s/ Stephen A. Vogel
	Name:	Stephen A. Vogel
	Title:	Managing Member

By:	/s/ Bryant B. Edwards
	Name:	Bryant B. Edwards
	Title:	Managing Member

Agreed to as of this 17 day of December 2019:

BROOGE HOLDINGS LIMITED

By:	/s/ Meclomen Maramot
	Name:	Meclomen Maramot
	Title:	Director

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